July 28, 2014

Via EDGAR Submission

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3720

Division of Corporation Finance

Washington, DC 20549-2000

Re:	Issuance of 6,210,000 shares of Common Stock
Avalanche Biotechnologies, Inc.
Registration Statement on Form S-1 (File No 333-197133)

Ladies and Gentlemen:

As representatives of the several underwriters of the above issue, we hereby join in the request of Avalanche Biotechnologies, Inc. (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement, requesting effectiveness for 4:30 p.m. (EST) on July 30, 2014, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the distribution of approximately 626 copies of the Company’s Preliminary Prospectus dated July 21, 2014 to prospective underwriters, institutional investors, dealers and others through the date hereof.

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

JEFFERIES LLC
COWEN AND COMPANY, LLC
As Representatives of the several Underwriters

By:	JEFFERIES LLC

By:	/s/ Sage N. Kelly

By:	COWEN AND COMPANY, LLC

By:	/s/ Jason Fenton
Jason Fenton
Managing Director